Exhibit 3.11

State of Delaware Secretary of State Division of Corporations Delivered 01:37 PM 06/07/2013 FILED 01:30 PM 06/07/2013 SRV 130750705 – 5346722 FILE

CERTIFICATE OF FORMATION

OF

ARP PRODUCTION COMPANY, LLC

1. The name of the limited liability company is ARP Production Company, LLC.

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of ARP Production Company, LLC this 7th day of June, 2013.

By:
Rosemary Morice, Authorized Person